ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 7, 2012

Enerplus to Present at the Peters & Co. Limited Energy Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Robert J. Waters, Senior Vice-President and Chief Financial Officer, will provide an update on our operations via a presentation at the Peters & Co. Limited Energy Conference in Toronto on Tuesday, September 11, 2012 at 3:30 pm ET (1:30 pm MT).

Investors are invited to listen to a live webcast of the presentation at
http://www.newswire.ca/en/webcast/detail/1028383/1112373.

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at www.enerplus.com. A replay will be available for 60 days.

Enerplus is a North American energy producer with a diversified asset base of high-quality, low-decline oil and gas assets complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation